

December 7, 2010

Via U.S. Mail and Fax (949) 614-0701

Paul T. Anthony
Chief Financial Officer
Auxilio, Inc.
26300 La Alameda, Suite 100
Mission Viejo, California 92691

> **Re: Auxilio, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 000-27507**

Dear Mr. Anthony:

We have reviewed your response dated November 16, 2010 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements, page F-1

Note (1) Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

1. We have reviewed your response to prior comment 4 in our letter dated October 19, 2010. Although you indicate that manufacturer selling prices of copiers "vary greatly from transactions to transaction" based on several identified factors, you do not discuss if

objective and reliable evidence of fair value for your equipment is available from third-party non-manufacturers, such as wholesalers, distributors, and/or retailers. Please tell us in sufficient detail why the selling prices of non-manufacturer equipment providers, which may offer comparable equipment on a stand-alone basis, do not provide objective and reliable evidence of fair value for your equipment sales. Please also clarify why the price you pay to acquire the equipment from your vendors does not provide objective and reliable evidence of fair value.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4. Controls and Procedures, page 16

2. In future filings, please disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please tell us whether there were any such changes during the quarter ended September 30, 2010. Refer to Item 308(c) of Regulation S-K.

Exhibits 31.1 and 31.2

3. Please confirm that in future filings your certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. We note that you deleted a clause from paragraph 4(d) and deleted the word "the" from paragraph 5 of your certifications. We also refer you to comment 16 of our August 23, 2010 letter and your September 17, 2010 response with regard to this issue.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or in her absence Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director